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                             April 25, 2022

       Bryan C. Gunderson
       President and Chief Executive Officer
       Falcon Minerals Corporation
       609 Main Street, Suite 3950
       Houston, TX 77002

                                                        Re: Falcon Minerals
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Form 8-K dated
March 10, 2022
                                                            Response dated
April 14, 2022
                                                            File No. 001-38158

       Dear Mr. Gunderson:

              We have reviewed your April 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 8, 2022 letter.

       Item 2.02 Form 8-K Dated March 10, 2022

       Non-GAAP Financial Measures, page 8

   1. Please address the following points related to information you provided in response to comments 8 and 10
regarding your presentation of Pro-forma free cash flow:

                                                              Present the most
directly comparable GAAP measure with equal or greater
                                                            prominence (i.e.,
Net cash provided by operating activities). Refer to Item
                                                            10(e)(1)(i)(a) of
Regulation S-K and Question 102.10 of the Compliance
                                                            & Disclosure
Interpretations for Non-GAAP Financial Measures. In this regard, reconciliation to
Adjusted EBITDA does not appear to be appropriate.
 Bryan C. Gunderson
Falcon Minerals Corporation
April 25, 2022
Page 2
                Further clarify your response to explain how you considered Question 102.07 of the
              Compliance & Disclosure Interpretations for Non-GAAP Financial Measures which states that free cash flow is typically calculated as cash flows from operating activities less capital expenditures.

                Provide us with additional support for inclusion of estimated cash taxes on net income inclusive of noncontrolling interests as a reconciling item and characterization of this measure as pro forma.

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or
Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 with any questions.



FirstName LastNameBryan C. Gunderson                           Sincerely,
Comapany NameFalcon Minerals Corporation
                                                               Division of
Corporation Finance
April 25, 2022 Page 2                                          Office of Energy
& Transportation
FirstName LastName